02053945

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 12173

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED DEC - 2 2002 WASH., D.C. 154 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Burke Lawton Brewer & Burke

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 N. Bethlehem Pike
(No. and Street)

Springhouse (City) PA (State) 19477 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Rowland (215)-643-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagner Ratke McAndrew & Company
(Name – *if individual, state last, first, middle name*)

8612 Germantown Ave., P. O. Box 27399, Philadelphia, PA 19118
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANKLIN A. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke Lawton Brewer & Burke, as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Burke, Lawton Brewer & Burke
Franklin A Burke
Signature

GENERAL PARTNER
Title

NOTARIAL SEAL
JANE M. IADEMARCO, Notary Public
Ambler Boro, Montgomery County
My Commission Expires Oct. 13, 2003

Jane M Iademarco
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGNER RATKE MCANDREW & COMPANY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

8612 GERMANTOWN AVENUE
POST OFFICE BOX 27399
PHILADELPHIA, PENNSYLVANIA 19118

HENRY V. RATKE JR., CPA, CFP
JEROME P. MCANDREW, CPA, CFP
DOUGLAS A. MILLER, CPA

JOHN B. HAGNER, CPA

TEL: (215) 247-6996
FAX: (215) 242-0214

November 8, 2002

To The Partners
Burke, Lawton, Brewer & Burke
Springhouse, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Burke, Lawton, Brewer & Burke as of September 30, 2002, and the related statements of income (loss) and changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke, Lawton, Brewer & Burke as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hagner Ratke McAndrew and Company

Burke, Lawton, Brewer & Burke
Statement of Financial Condition
September 30, 2002

Assets

Cash and cash equivalents	241,088
Cash - certificate of deposit	128,587
Deposits with clearing organizations	25,000
Receivable from clearing organization	32,403
Accrued commissions income receivable	245
Marketable securities owned, at market value	843,897
Membership in exchanges, at cost (market value $27,000)	21,500
Property and equipment, at cost, less accumulated depreciation $115,617	15,979
Other assets	11,560
	1,320,259

Liabilities and Partners' Equity

Accounts payable, accrued expenses and other liabilities	-
Partners' equity	1,320,259
	1,320,259

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke
Statement of Income (Loss) and Changes in Partners' Equity
For the Year Ended September 30, 2002

Revenues	
Commissions	832,302
Net dealer inventory and investment gains	(390,309)
Sale of investment company shares	21,910
Margin interest	38,990
Fee income	66,105
Interest and dividend	33,672
Other - intercompany office expense allocation	561,000
	1,163,670
Expenses	
Employee compensation and benefits	841,220
Commissions and floor brokerage	287,630
Communications	32,075
Occupancy and equipment	153,031
Taxes	11,129
Promotional costs	30,939
Data processing costs	39,338
Regulatory expenses	28,750
Other operating expenses	80,343
	1,504,455
Net income (loss)	(340,785)
Partners' equity, October 1, 2001	1,947,270
Partner contributions, net of distributions	(286,226)
Partners' equity, September 30, 2002	1,320,259

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke
Statement of Cash Flows
For the Year Ended September 30, 2002

Cash flows from operating activities:	
Net income (loss)	(340,785)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	6,238
Decrease in receivables from clearing organization	21
Decrease in accrued commissions income receivable	16
(Decrease) in accounts payable, accrued expenses and other liabilities	(39,491)
Net cash used by operating activities	(374,001)
Cash flows from investing activities:	
Decrease in marketable securities owned	560,380
Increase in cash - certificate of deposit	(7,476)
Purchase of property and equipment	(7,881)
Net cash provided by investing activities	545,023
Cash flows from financing activities:	
Partners contributions, net of distributions	(286,226)
Net cash used in financing activities	(286,226)
Net decrease in cash and cash equivalents	(115,204)
Cash and cash equivalents at beginning of period	356,292
Cash and cash equivalents at end of period	241,088

Disclosure of accounting policy:

For purposes of the statement of cash flows, all highly liquid debt instruments with maturity of three months or less are considered cash equivalents.

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke
Notes to Financial Statements
For the Year Ended September 30, 2002

Note 1. Significant Accounting Policies

Burke Lawton Brewer & Burke is a partnership providing services as a fully disclosed registered broker - dealer.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Securities transactions and related revenue and expenses are recorded on a trade date basis.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation is provided on a straight-line basis over the estimated life of the asset (five to seven years). Depreciation expense for the period is $6,238.

Exchange memberships are carried at cost.

Note 2. Deposit and Receivable from Clearing Organization

The Company has on deposit $25,000 with its clearing organization to secure the clearing agreement. The amount receivable from the clearing organization includes amounts due for completed transactions.

Note 3. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values as follows:

Money market funds		56,172
Mutual funds		142,446
Equity securities		645,279
	Total	843,897

Note 4. Retirement Plan

Effective January 1, 2001, the company adopted a simplified employee pension (SEP). The SEP covers all employees at least 21 years of age with a half year of service. The total expense for the year ended September 30, 2002, was $61,803.

Burke, Lawton, Brewer & Burke
Notes to Financial Statements
For the Year Ended September 30, 2002

Note 5. Related Party Transactions

The Company leases its office from the general partner on a month to month basis. The total expense for the year ended September 30, 2002 was $120,000.

The Company has an agreement with Venture Securities Corporation (owned by the general partner) to share space, personnel and other general and administrative costs. Approximately 45% of these costs are reimbursed by Venture Securities Corporation and are included in the Statement of Income as of September 30, 2002.

Note 6. Income Tax

Burke, Lawton Brewer & Burke, being a partnership, is not a taxable entity as regards federal and state income taxes. Accordingly, the individual partners report their respective shares of income or loss on their personal tax returns.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) At September 30, 2002 the Company had net capital of $1,088,437, which was $838,437 in excess of its required net capital of $250,000. The Company's net capital ratio was .00 to 1.

Note 8. Rule 15c3-3 Requirements

The Company is exempt from both the computation for determination of reserve requirements (Rule 15c3-3) and the possession and control requirements (Rule 15c3-3) because it does not carry security accounts for customers or perform custodial functions relating to customer securities.

Note 9. Fair Values of Financial Instruments

Financial instruments displayed within the balance sheet at September 30, 2002, comprised of cash, receivables, marketable securities and payables are valued as noted below:

Cash, receivables, and payables - the carrying amounts of these items are reasonable estimates of their fair value due to their short term nature.

Marketable securities - the fair value is estimated from quoted market prices for these or similar investments.

Burke, Lawton, Brewer & Burke
Notes to Financial Statements
For the Year Ended September 30, 2002

Note 10. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and marketable securities.

The Company places its cash with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits. As of September 30, 2002, excess amounts over the FDIC insurance limits was $169,645.

Market securities consists of a diversified portfolio of equity securities and a mutual fund. The Company has a significant holding in an equity security which accounts for 44% of the total market value of securities owned.

HAGNER RATKE MCANDREW & COMPANY
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

8612 GERMANTOWN AVENUE
POST OFFICE BOX 27399
PHILADELPHIA, PENNSYLVANIA 19118

HENRY V. RATKE JR., CPA, CFP
JEROME P. MCANDREW, CPA, CFP
DOUGLAS A. MILLER, CPA

JOHN B. HAGNER, CPA

TEL: (215) 247-6996
FAX: (215) 242-0214

Independent Auditor's Report on
Supplementary Information Required By
SEC. Rule 17a-5

November 8, 2002

To The Partners
Burke, Lawton, Brewer & Burke
Flourtown, Pennsylvania

We have audited the financial statement of Burke, Lawton, Brewer & Burke for the year ended September 30, 2002, and have issued our report thereon dated November 8, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hagner Ratke McAndrew and Company

Schedule I

Burke, Lawton, Brewer & Burke
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2002

Net Capital		
Total partners' equity		1,320,259
Deductions and/or charges		
Non allowable assets		
Exchange membership	21,500	
Property and equipment	15,979	
Other assets	11,560	
		49,039
Net capital before haircuts on securities position		1,271,220
Trading and investment securities		
corporate obligations	126,585	
Undue concentrations	36,098	
Other - NASDAQ stock	20,100	
		182,783
Net capital		1,088,437
Aggregate Indebtedness		
Items included in statement of financial condition		
Other accounts payable and accrued expenses		-
Total aggregate indebtedness		-
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		-
Minimum dollar required of reporting broker or dealer		250,000
Net capital requirement		250,000
Net capital in excess of minimum required		838,437
Ratio: Aggregate indebtedness to net capital		.00 to 1

Schedule I

Burke, Lawton, Brewer & Burke
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2002
(continued)

Reconciliation with company's computation as of September 30, 2002, net capital as reported	1,256,222
Net audit adjustment	64,037
Net capital per above	1,320,259

HAGNER RATKE MCANDREW & COMPANY

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

8612 GERMANTOWN AVENUE
POST OFFICE BOX 27399
PHILADELPHIA, PENNSYLVANIA 19118

HENRY V. RATKE JR., CPA, CFP
JEROME P. MCANDREW, CPA, CFP
DOUGLAS A. MILLER, CPA

JOHN B. HAGNER, CPA

TEL: (215) 247-6996
FAX: (215) 242-0214

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

November 8, 2002

To The Partners
Burke, Lawton, Brewer & Burke
Springhouse, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Burke, Lawton, Brewer & Burke (the Company) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Burke, Lawton, Brewer & Burke including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur an not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934. It is not intended to be and should not be used by any other than these specified parties.

Hogner Pathe McAndrew and Company

Burke, Lawton, Brewer & Burke
Financial Statements
September 30, 2002